Pursuant to Rule No. 424(b)(5)

Registration No. 333-44515

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 6, 1998

$200,000,000

NVR, Inc.

5% Senior Notes Due 2010

We are offering $200,000,000 of our 5% Senior Notes due 2010. We will pay interest on the notes issued  in this offering semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2003. The notes will mature on June 15, 2010.

At our option, we may redeem some or all of the notes at any time at the redemption price as set forth in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our senior unsecured indebtedness.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement.

The notes were sold to the public at a per note price of $1,000. On an aggregate basis, the notes were sold to the public at a price of $200,000,000. We received all the proceeds from such sale.

Delivery of the notes in book-entry form will be made on or about June 17, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Banc One Capital Markets, Inc.
Sole Book-Running Manager and Joint Lead Manager	Joint Lead Manager

Comerica Securities

The date of this prospectus supplement is June 12, 2003.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of the notes. The second part is the base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If the information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided in this prospectus supplement or the accompanying base prospectus, as well as the information we previously filed with the SEC that is incorporated by reference herein, is accurate as of any date other than its respective date.

(i)

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that may be important to you. To fully understand the terms of the notes, you should carefully read this entire prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. You should pay special attention to the section entitled “Risk Factors” beginning on page S-3 of this prospectus supplement to determine whether an investment in the notes is appropriate for you. For purposes of this prospectus supplement and the accompanying base prospectus, unless the context otherwise indicates, when we refer to “us,” “we,” “our,” or “ours,” we describe NVR, Inc. together with its subsidiaries. Our fiscal year end is December 31.

NVR, Inc.

We were formed in 1980 as NVHomes, Inc. and operate in two business segments: homebuilding and mortgage banking. Our homebuilding operations include the construction and sale of single-family detached homes, townhomes and condominium buildings under three tradenames: Ryan Homes, NVHomes and Fox Ridge Homes. In addition to building and selling homes, we provide a number of mortgage-related services through our mortgage banking operations. We conduct our homebuilding activities directly and our mortgage banking operations primarily through our wholly owned subsidiary, NVR Mortgage Finance, Inc.

The Offering

The Notes	$200.0 million aggregate principal amount of 5% Senior Notes due 2010. Interest will accrue from June 17, 2003 and will be paid semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. The notes will mature on June 15, 2010.

Ranking	The notes are general unsecured obligations and are pari passu in right of payment with all of our existing and future unsecured senior indebtedness, including our existing 8% Senior Notes due 2005 (which we intend to redeem on July 14, 2003 with a portion of the net proceeds of this offering) and indebtedness under our existing credit facility. The notes are senior in right of payment to any future subordinated indebtedness that we may incur.

Redemption	We may redeem the notes, in whole or in part, at any time upon not less than 30 nor more than 60 days notice at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed or (b) the discounted present value of the remaining scheduled payments of the notes to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date. For more details, see the section in this prospectus supplement entitled “Description of Notes” under the heading “Redemption.”

Certain Covenants

We will issue the notes under an indenture dated as of April 14, 1998 (as supplemented by a supplemental indenture with respect to the notes, the “indenture”) between us and U.S. Bank Trust National Association, as successor trustee to The Bank of New York. The indenture includes several covenants which will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•      create, incur, assume or guarantee any secured debt;

•      enter into sale and leaseback transactions; and

•      merge with or into other companies or sell all or substantially all of our assets.

For more details, see the section of the prospectus supplement entitled “Description of Notes” under the heading “Certain Covenants” and also read the indenture.

Use of Proceeds	We intend to use approximately $120.7 million of the net proceeds from this offering to redeem on July 14, 2003 our issued and outstanding 8% Senior Notes due 2005. We intend to use the remaining net proceeds for general corporate purposes. For more details, see the section in this prospectus supplement under the heading “Use of Proceeds.”

RISK FACTORS

In addition to the description of the risks related to our business, which are incorporated by reference in this prospectus from our 2002 Annual Report on Form 10-K filed with the SEC on February 7, 2003, and the other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus, you should carefully consider the following material risk factors before making an investment in the notes.

The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

The notes are structurally subordinated to all existing and future claims of creditors of our subsidiaries. This is because these creditors will have priority as to the assets of our subsidiaries over our claims as an equity holder in our subsidiaries and thereby, indirectly, your claims as holders of the notes. As a result, upon any distribution to these creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, these creditors would be entitled to be paid in full before any payment may be made with respect to the notes. Thereafter, the holders of the notes would participate with our trade creditors and all other holders of our subordinated indebtedness in the assets remaining, if any. In any of these cases, we may have insufficient funds to pay all of our creditors, including holders of the notes. At March 31, 2003, the notes would have ranked effectively junior to $151.5 million of our subsidiaries’ indebtedness and other liabilities.

There is no active trading market for the notes.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

USE OF PROCEEDS

The estimated net proceeds to us from this offering will be $199.7 million after deducting estimated offering expenses of $300,000.

We intend to use approximately $120.7 million of the net proceeds from this offering to redeem on July 14, 2003 our issued and outstanding 8% Senior Notes due 2005. We intend to use the remaining net proceeds for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated below is as follows:

Three Months Ended March 31, 2003	Year Ended December 31,
	2002	2001	2000	1999	1998
17.6x	17.4x	14.7x	10.9x	7.0x	4.4x

These ratios include us and our subsidiaries on a consolidated basis. For these ratios, “earnings” is the amount resulting from adding the following items:

•	pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees; and

•	fixed charges.

The term “fixed charges” means the sum of the following:

•	interest expense;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest within rental expense.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the words “we,” “our” and “us” refer only to NVR, Inc. and not to any of our subsidiaries.

We will issue the notes under an indenture dated as of April 14, 1998 (as supplemented by a supplemental indenture with respect to the notes, the “indenture”) between us and U.S. Bank Trust National Association, as successor trustee to The Bank of New York. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed or will file copies of the indenture and the notes with the SEC.

The notes will be issued in fully registered form and will constitute a single series of debt securities for purposes of the indenture. The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Except in certain limited circumstances, DTC will be the sole registered holder of all the notes. Accordingly, owners of beneficial interests in the notes must rely on the policies and procedures of DTC, and if beneficial owners are not themselves participants in DTC, on the policies and procedures of its participants with regard to receiving payments of principal, premium, if any, and interest in respect of the notes and exercising rights under the notes. For more information, see the section below under the heading “Book-Entry, Delivery and Form.”

Brief Description of the Notes

The notes:

•	are our general unsecured obligations;

•	are pari passu in right of payment with all of our existing and future unsecured senior Indebtedness, including our existing 8% Senior Notes due 2005 (which we intend to redeem on July 14, 2003 with a portion of the net proceeds of this offering) and Indebtedness under our existing credit facility; and

•	are senior in right of payment to any of our future subordinated Indebtedness.

Principal, Maturity and Interest

We will issue notes with a maximum aggregate principal amount of $200.0 million. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 15, 2010.

Interest on the notes will accrue at the rate of 5.00% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on December 15, 2003. We will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

No Guarantees

The notes will be our obligations only. None of the notes will be guaranteed or otherwise supported by any of our Subsidiaries or any other person or entity.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Redemption

The notes may be redeemed, in whole or in part, at any time at our option upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed; or

(2)	as determined by an Independent Investment Banker, the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest to the applicable date of redemption.

If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the trustee on or before the redemption date, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption and such notes will cease to be outstanding.

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of the note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restrictions on Secured Debt

Under the terms of the notes, we will not, and will not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the notes will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. This restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1)	Security Interests on model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat, or thereon;

(2)	Security Interests on property at the time of its acquisition by us or a Restricted Subsidiary, which Security Interests secure obligations assumed by us or a Restricted Subsidiary, or on the property of a corporation or other entity at the time it is merged into or consolidated with us or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects our property or the property of a Restricted Subsidiary prior to such transaction);

(3)	Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by us or a Restricted Subsidiary; and

(4)	Security Interests securing Indebtedness of a Restricted Subsidiary owing to us or to another Restricted Subsidiary that is wholly-owned (directly or indirectly) by us.

Additionally, such permitted Secured Debt includes any amendments, modifications, restatements, supplements, renewals, replacements, extensions, refinancings or refundings, in whole or in part, including, in each case, any increase in the principal amount, of Secured Debt permitted at the time of the original incurrence thereof.

In addition, we and our Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt, without equally or ratably securing the notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (4) above and any Secured Debt in relation to which the notes have been secured equally and ratably (or prior to)) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) under “Restrictions on Sale and Leaseback Transactions”) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Land Financing by virtue of the definition of Secured Debt, and will not restrict or limit our or our Restricted Subsidiaries’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or the ability of any subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

Restrictions on Sale and Leaseback Transactions

Under the terms of the notes, we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless:

(1)	notice is promptly given to the trustee of the Sale and Leaseback Transaction;

(2)	fair value is received by us or the relevant Restricted Subsidiary for the property sold (as determined in good faith by us or the relevant Restricted Subsidiary and so certified in an officer’s certificate delivered to the trustee); and

(3)	we or a Restricted Subsidiary, within 365 days after the completion of the Sale and Leaseback Transaction, apply an amount equal to the net proceeds therefrom either:

—	to the redemption, repayment or retirement of debt securities of any series under the indenture (including the cancellation by the trustee of any debt securities of any series delivered by us to the trustee) or our Senior Indebtedness, or

—	to the purchase by us or any Restricted Subsidiary of property substantially similar to the property sold or transferred.

In addition, we and our Restricted Subsidiaries may enter into a Sale and Leaseback Transaction if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (4) described in “Restrictions on Secured Debt” above or Secured Debt in relation to which the notes have been secured equally and ratably (or prior to)) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) above) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

Merger, Consolidation or Sale of Assets

We may not: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation); or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of our and our Subsidiaries’ assets taken as a whole, in one or more related transactions, to another Person; unless:

(1)	either: (a) we are the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all of our obligations under the notes and pursuant to agreements reasonably satisfactory to the trustee; and

(3)	immediately after such transaction, no Default or Event of Default exists.

Upon any such consolidation, merger, sale, assignment, transfer, conveyance or disposition, the successor corporation will be substituted for us under the indenture. The successor corporation may then exercise every power and right of ours under the indenture, and we will be released from all of our liabilities and obligations in respect of the notes and the indenture. If we lease all or substantially all of our assets, the lessee corporation will be the successor to us and may exercise every power and right of ours under the indenture, but we will not be released from our obligations to pay the principal of and premium, if any, and interest, if any, on the notes.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance, lease or other disposition of assets between or among us and any of our Wholly Owned Subsidiaries.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	default in payment when due of the principal of, or premium, if any, on the notes;

(3)	failure by us or any of our Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by us or any of our Subsidiaries for 60 days after notice from the trustee or holders of at least 25% in principal amount of the outstanding notes to comply with any of the other agreements in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (other than Non-Recourse Indebtedness) for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness within the grace period provided in such Indebtedness and the aggregate outstanding principal amount of such unpaid Indebtedness is $25.0 million or more; or

(b)	results in the acceleration of such Indebtedness prior to its express maturity and the aggregate outstanding principal amount of such accelerated Indebtedness is $25.0 million or more; and

(6)	certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Significant Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us or any Subsidiary that is a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

None of our directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due, solely from the trust referred to below;

(2)	our obligations with respect to the notes concerning registration of notes, mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency for payment, segregation of money for payments held in trust, and payment of additional amounts pursuant to the indenture in respect of charges imposed on certain holders as the result of our failure to pay taxes and certain other claims;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

We may exercise our Legal Defeasance option even if we have previously exercised our Covenant Defeasance option.

In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	we must irrevocably deposit with the trustee (or another qualifying trustee), in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be;

(2)	in the case of Legal Defeasance, we have delivered to the trustee an opinion of counsel confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, we have delivered to the trustee an opinion of counsel confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which we are a party or by which we are bound; and

(6)	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with and an opinion of counsel to the effect that registration is not required under the Investment Company Act of 1940, as amended, by us or the trustee with respect to the trust fund or that all such registrations that are necessary have been effected.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding, and any existing default or compliance with any provision of the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes.

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder), among other things:

(1)	reduce the percentage in principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or reduce the premium payable upon redemption of the notes;

(3)	reduce the rate, amount or stated payment date of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes if certain conditions stated in the indenture are satisfied);

(5)	make any note payable in currency other than that stated in the notes;

(6)	make certain changes in the provisions of the indenture relating to amendments, waivers of past Defaults or the absolute rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7)	impair the right of any holder to bring suit as permitted by the indenture; or

(8)	modify the ranking or priority of the notes.

Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes, among other things:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes; or

(7)	establish the form or terms of another series of notes pursuant to the terms of the indenture, which may be pari passu with the notes.

Book-Entry, Delivery and Form

The notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, the depositary and registered in the name of the depositary or its nominee or will  remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between the depositary and the trustee. Your beneficial interest in a debt security will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the depositary or its participants. Payments of principal of, premium, if any, and interest, if any, on the notes represented by a global note will be made by us or our paying agent to the depositary or its nominee. The Depository Trust Company, often referred to as DTC, will be the initial depositary.

We have provided the following descriptions of the operations and procedures of DTC and its participants solely as a matter of convenience. These operations and procedures are solely within the control of DTC and its participants and are subject to change by them from time to time. Neither we, any underwriter, dealer, agent, trustee nor paying agent take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

In addition, neither we, any trustee nor any paying agent will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the notes. We, any trustee and any paying agent may conclusively rely on, and will be protected in relying on instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes.

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act;

•	DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, including the underwriter of this offering, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•	access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its nominee, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of beneficial interests in notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants in the depositary or persons that may hold interests through participants.

Ownership of beneficial interests in a global note will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in debt securities represented by a global note will be limited to participants or persons that hold interests through participants.

So long as the depositary for a global note, or its nominee, is the registered owner of the global note, the depositary or its nominee will be considered the sole owner or holder of the notes represented by a global note for all purposes under the indenture. Except as provided below, as the owner of beneficial interests in notes represented by a global note or global notes, you:

•	will not be entitled to register the notes represented by a global note in your name;

•	will not receive or be entitled to receive physical delivery of notes in definitive form; and

•	will not be considered the owner or holder of any of the notes under the indenture.

The laws of some states require that purchasers of securities take physical delivery of securities in definitive form. Therefore, the limits and restrictions listed above may impair your ability to transfer beneficial interests in a global note. In addition, the lack of a physical certificate evidencing your beneficial interests in the global notes may limit your ability to pledge the interests to a person or entity that is not a participant in DTC.

We understand that under existing policy of the depositary and industry practices, if:

•	we request any action of holders; or

•	you desire to give notice or take action which a holder is entitled to under the indenture or a global note,

the depositary would authorize the participants holding the beneficial interests to give the notice or take the action. Accordingly, if you are a beneficial owner that is not a participant, you must rely on the procedures of the depositary or on the procedures of the participant as well as the contractual arrangements you have directly, or indirectly through your financial intermediary, with a participant to exercise any rights of a holder under the indenture or a global note or to give notice or take action.

To facilitate subsequent transfers, all global notes deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the book-entry notes. DTC’s records reflect only the identity of the direct participants to whose accounts the book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Neither DTC nor Cede & Co. will consent or vote with respect to book-entry notes. Under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the book-entry notes are credited on the record date, which are identified in a listing attached to the omnibus proxy.

A beneficial owner will give notice to elect to have its book-entry notes purchased or tendered, through its participant, to the paying agent, and shall effect delivery of such book-entry notes by causing the direct participant to transfer the participant’s interest in the book-entry notes, on the depositary’s records, to the paying agent. The requirement for physical delivery of book-entry notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the book-entry notes are transferred by a direct participant on the depositary’s records.

We will make payments of principal of, premium, if any, and interest, if any, on the notes represented by a global note through the trustee to the depositary or its nominee, as the registered owner of a global note. So long as the notes are represented by global notes registered in the name of DTC or its nominee, all payments will be made by us in immediately available funds. We expect that the depositary, upon receipt of any payments, will immediately credit the accounts of the related participants with payments in amounts proportionate to their beneficial interest in the global note. We also expect that payments by participants to owners of beneficial interests in a global note will be governed by standing customer instructions and customary practices and will be the responsibility of the participants. However, these payments will be the sole responsibility of the participant.

Neither we, the trustee, any paying agent or any other of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Certificated Notes

We will issue certificated notes in exchange for a global note if:

•	DTC or any other designated replacement depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 calendar days; or

•	we determine in our sole discretion to not have the notes represented by the global notes.

In either instance, you, as an owner of a beneficial interest in a global note, will be entitled to have certificated notes equal in principal amount to the beneficial interest registered in your name and will be entitled to physical delivery of the certificated notes. The certificated notes will be registered in the name or names as the depositary shall instruct the trustee. These instructions may be based upon directions received by the depositary from participants with respect to beneficial interests in the global notes. The notes will be issued in denominations of $1,000 and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of certificated notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge.

Settlement Procedures

Initial settlement of the notes will be made by us, the underwriters, dealers, agents, or sales managers, as applicable, in immediately available funds. So long as the notes are represented by global notes registered in the name of DTC or its nominee, secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and procedures and will be settled in immediately available funds using DTC’s same-day funds settlement system. No assurance though can be given as to the effect, if any, of settlement in immediately available funds on the trading activity of the notes.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to: (i) the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus (ii) 50 basis points.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

(1)	the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”, or

(2)	if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Restricted Subsidiaries (not including us) together with the total amount of assets that would be included on our balance sheet, not including our Subsidiaries, under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1)	all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(2)	investments in Subsidiaries that are not Restricted Subsidiaries; and

(3)	all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other tangible assets.

“Credit Facility” means the Third Amended and Restated Credit Agreement among us and the banks named therein and BankBoston as agent, dated as of September 30, 1998, and as amended from time to time thereafter, providing for revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Financial Services Subsidiary” means a Subsidiary engaged in mortgage banking (including mortgage origination, loan servicing, tax service, mortgage brokerage and title and escrow businesses), master servicing and related activities, including, without limitation, a Subsidiary which facilitates the financing of mortgage loans and mortgage-backed securities and the securitization of mortgage-backed bonds and other related activities.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Investment Banker” means the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Intercompany Note” means a note agreement or other evidence of indebtedness between us and a Financial Services Subsidiary.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Non-Recourse Indebtedness” means our or any of our Subsidiaries’ Indebtedness or other obligations secured by a Lien on property to the extent that the liability for the Indebtedness or other obligation is limited to the security of the property without liability for any deficiency, including liability by reason of any agreement between us or any of our Subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Subsidiary incurring the Indebtedness.

“Non-Recourse Land Financing” means any of our Indebtedness or Indebtedness of any Restricted Subsidiary for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other Security Interests or other recourse, obligations or liabilities in respect of specific land or other real property interests of ours or such Restricted Subsidiary; provided that recourse, obligations or liabilities of us or such Restricted Subsidiary solely for indemnities, covenants or breaches of warranty representation or covenant in respect of any Indebtedness will not prevent Indebtedness from being classified as Non-Recourse Land Financing.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC, provided that it continues to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), or any other Primary Treasury Dealer designated by us in a notice to the trustee.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the trustee, of the bid and asked prices of the Comparable

Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date on the notes, the amount of the next succeeding scheduled interest payment on the notes to be redeemed will be reduced by the amount of interest accrued on those notes to such redemption date.

“Restricted Subsidiary” means any of our Subsidiaries which is not a Financial Services Subsidiary.

“Sale and Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary (except a sale or transfer made to us or another Restricted Subsidiary) of any property (but not including model homes) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to us or a Restricted Subsidiary.

“Secured Debt” means any Indebtedness which is secured by (i) a Security Interest in any of our property or the property of any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by us or a Restricted Subsidiary in a corporation, or in equity interests owned by us or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in our rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which we or a Restricted Subsidiary has an equity interest; provided that “Secured Debt” shall not include Non-Recourse Land Financing that consists exclusively of “land under development,” “land held for future development” or “improved lots and parcels,” as such categories of assets are determined in accordance with generally accepted accounting principles or any Non-Recourse Indebtedness. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given. Notwithstanding the foregoing, “Secured Debt” shall not include Indebtedness under the Credit Facility and under any initial or successive amendments, modifications, restatements, supplements, renewals, replacements, extensions, refinancings or refundings, in whole or in part (including, in each case, any increase in principal amount), of the Credit Facility, which Indebtedness is secured by pledge(s) of or other Liens on Intercompany Notes and/or Capital Stock of one or more Financial Services Subsidiaries.

“Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

“Senior Indebtedness” means the principal of (and premium, if any, on) and interest on (including interest accruing after the occurrence of an Event of Default or after the filing of a petition initiating any proceeding pursuant to any bankruptcy law whether or not such interest is an allowable claim in any such proceeding) and other amounts due on or in connection with any of our Indebtedness, whether outstanding on the date hereof or hereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the debt securities under the indenture. Notwithstanding the foregoing, “Senior Indebtedness” shall not include (1) our Indebtedness that is expressly subordinated in right of payment to any of our Senior Indebtedness, (2) our Indebtedness that by operation of law is subordinate to any of our general unsecured obligations, (3) our Indebtedness to any Subsidiary, (4) Indebtedness incurred in violation of the restrictions described under “Restrictions on Secured Debt” and “Restrictions on Sale and Leaseback Transactions,” (5) to the extent it might constitute Indebtedness, any liability for federal, state or local taxes or other taxes, owed or owing by us, and (6) to the extent it might constitute Indebtedness, trade account payables owed or owing by us.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Wholly Owned Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated June 12, 2003, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective principal amounts of notes:

Underwriter	Principal Amount
Credit Suisse First Boston LLC	$130,000,000
Banc One Capital Markets, Inc.	$60,000,000
Comerica Securities, Inc.	$10,000,000

Total	$200,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

We estimate that our out of pocket expenses for this offering will be approximately $300,000.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment and commercial banking or other transactions of a financial nature with us or our affiliates, including the provision of certain advisory services and the making of loans to us and our affiliates. Affiliates of each of Banc One Capital Markets, Inc. and Comerica Securities, Inc. are lenders under the credit facilities maintained by us and/or our subsidiaries.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of such notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada a purchaser is representing to us that:

(1)	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

(2)	where required by law, that the purchaser is purchasing as principal and not as agent; and

(3)	the purchaser has reviewed the text above under “Resale Restrictions”.

Rights of Action - Ontario Purchasers Only

Under Ontario securities laws, a purchaser who purchases a note offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement, as well as in the accompanying base prospectus and the documents that we have incorporated by reference, may contain forward-looking statements. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other comparable terminology. All statements other than of historical facts are forward-looking statements. Forward-looking statements include those regarding market trends, our financial position, business strategy, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or performance to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions (on both a national and regional level); interest rate changes; access to suitable financing; competition; the availability and cost of land and other raw materials used by us in our homebuilding operations; shortages of labor; weather related slow-downs; building moratoria; governmental regulation; our ability to integrate any acquired business; fluctuation and volatility of stock and other financial markets; and other factors over which we have little or no control.

LEGAL MATTERS

The legality of the notes will be passed upon for us by Hogan & Hartson L.L.P. Certain legal matters are being passed upon for the underwriters by Latham & Watkins LLP.

PROSPECTUS

$400,000,000

NVR, INC.

DEBT SECURITIES

NVR, Inc. (“NVR” or the “Company”) may from time to time offer in one or more separate series unsecured, non-convertible debt securities (“Debt Securities”) with an aggregate public offering price of up to $400,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities may be offered, separately or together, in amounts, at prices, with subsidiary guarantees and on other terms to be set forth in one or more supplements to this Prospectus (each, a “Prospectus Supplement”).

The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, covenants and initial public offering price.

The Debt Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Debt Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 6, 1998.

WHERE TO OBTAIN ADDITIONAL INFORMATION

The Company files annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”). You may read and copy any document the Company has filed with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms. The Company’s SEC filings are available to the public from the SEC’s world wide web site at http://www.sec.gov. You may obtain a copy of the Company’s SEC filings at no cost by writing or telephoning the Company’s Corporate Secretary at:

Corporate Secretary

NVR, Inc.

7601 Lewinsville Road, Suite 300

McLean, Virginia 22102

(703) 761-2000

In addition, since the Company’s Common Stock is listed on the American Stock Exchange, its SEC filings may be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

The SEC allows the Company to “incorporate by reference” certain information it files with the SEC, which means that the Company may disclose important information in this Prospectus by referring the reader to the documents that contain the information. The information incorporated by reference is considered to be a part of this Prospectus, and later information filed with the SEC will update and supersede this information. The Company incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of Debt Securities covered by this Prospectus is completed:

(1) the Company’s Annual Report on Form 10-K for the year ended December 31, 1997;

(2) the Company’s Current Report on Form 8-K dated April 6, 1998; and

(3) the portions of the Company’s Proxy Statement on Schedule 14A for the Annual Meeting of the Company’s Shareholders to be held on May 5, 1998 that have been incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 relating to the Debt Securities offered by this Prospectus. This Prospectus is a part of the Registration Statement, but does not contain all of the information in the Registration Statement. For further information concerning the Company and the Debt Securities, reference is made to the Registration Statement and the exhibits filed with it, which may be examined at the locations listed in the first paragraph under this heading.

Readers should rely only on the information provided or incorporated by reference in this Prospectus or in the applicable Prospectus Supplement. Readers should not assume that the information in the Prospectus and the applicable Prospectus Supplement is accurate as of any date other than the date on the front cover of the document.

The Company is not making an offer to sell the Debt Securities in any state where an offer is not permitted.

THE COMPANY

The Company, formed in 1980 as NVHomes, Inc., is a holding company that currently operates, through its subsidiaries, in two business segments: (1) the construction and marketing of homes and (2) financial services, including a mortgage banking operation. Unless the context otherwise requires, references to “NVR” or the “Company” include its subsidiaries.

NVR is one of the largest homebuilders in the United States and in the Washington, D.C. and Baltimore, Maryland metropolitan areas, where NVR derived approximately 66% of its 1997 homebuilding revenues. NVR’s homebuilding operations construct and sell single-family detached homes, townhomes and condominium buildings in two distinct product lines, through two divisions: Ryan Homes and NVHomes. Ryan Homes builds moderately priced homes in 16 metropolitan areas located in Maryland, Virginia, Pennsylvania, New York, North Carolina, South Carolina, Ohio, New Jersey, Delaware and Tennessee, and markets its homes primarily to first-time buyers. NVHomes builds homes largely in the Washington, D.C. metropolitan area, and markets its homes primarily to move-up buyers.

In addition to building and selling homes, NVR provides a number of mortgage-related services through its national mortgage banking operations, which operate in 15 states. NVR’s mortgage banking operations provide financing to a substantial portion of NVR’s homebuilding customers. NVR’s mortgage banking business sells all of the mortgage loans it closes into the secondary markets, but it retains the servicing rights associated with a small portion of those loans. NVR’s mortgage banking business generates revenues primarily from origination fees, gains on marketing of loans, title fees, and sales of servicing rights.

The Company is a Virginia corporation. Its executive offices and the executive offices of the Guarantors are located at 7601 Lewinsville Road, Suite 300, McLean, Virginia 22102 and the telephone number is (703) 761-2000.

THE GUARANTORS

One or more of the following direct or indirect wholly owned subsidiaries of the Company, and one or more additional subsidiaries of the Company, may be guarantors: NVR Financial Services, Inc., a Pennsylvania corporation, NVR Homes, Inc., a Virginia corporation, RVN, Inc., a Delaware corporation, and Fox Ridge Homes, Inc., a Tennessee corporation (the “Guarantors”). If so provided in a Prospectus Supplement, one or more of the Guarantors would fully and unconditionally guarantee on a joint and several basis the Company’s obligations under the Debt Securities being offered and sold, subject (a) to any subordination provisions described in the Prospectus Supplement, and (b) in the case of the guarantees generally, to such guarantee not constituting or resulting in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, in which case, the liability of the Guarantor under its guarantee will be reduced to the maximum amount, after giving effect to all other contingent and fixed liabilities of such Guarantor (which generally consists of indebtedness and other obligations of such Guarantor, including trade payables), permissible under applicable fraudulent conveyance or similar law.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Debt Securities for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES

The Company’s ratio of earnings to fixed charges, the ratio of earnings to fixed charges of its homebuilding operations, and the ratio of earnings to fixed charges of each of the Guarantors, was as set forth below for each period indicated:

	Year Ended Dec. 31,				Three Months Ended Dec. 31, 1993(1)	Nine Months Ended Sept. 30, 1993(1)		Year Ended Dec. 31, 1992
	1997	1996	1995	1994
Homebuilding operations
NVR, Inc. (excluding the Company’s mortgage banking subsidiaries, limited purpose financing operations, and reorganization items)(2)	4.0	3.8	2.9	2.1	(3)	2.8		1.1
Total consolidated Company(4)	3.4	2.9	2.2	1.6	(5)	(5	)(6)	(5	)(6)
NVR Financial Services, Inc.	1.6	1.2	1.1	(7)	(7)	1.3		1.2
NVR Homes, Inc.	2.7	3.6	3.0	2.5	(8)	6.14		4.3
RVN, Inc.	(9)	(9)	—	—	—	—		—
Fox Ridge Homes, Inc.	(10)	7.7	6.3	2.9	(10)	(10)		30.8

(1)	Effective September 30, 1993, NVR L.P., which was a master limited partnership, was reorganized as NVR, Inc. under a plan of reorganization.
(2)	For purposes of computing the ratio of earnings to fixed charges of the Company’s homebuilding segment, the segment’s earnings have been calculated by adding its fixed charges to its pre-tax income from continuing operations. The homebuilding segment’s fixed charges consist of its interest costs, whether expensed or capitalized, the interest component of rental expense and the amortization of debt issuance costs. Effective October 1, 1993, the Company discontinued the capitalization of interest costs into inventory.
(3)	Homebuilding earnings were insufficient to cover homebuilding fixed charges for the three months ended December 31, 1993 by $5.2 million. The ratio for the three months ended December 31, 1993 was adversely affected by a $9 million non-cash charge related to the “step-up” of inventory for fresh start accounting and reporting in accordance with AICPA Statement of Position 90-7.
(4)	For purposes of computing the Company’s consolidated ratio of earnings to fixed charges, consolidated earnings have been calculated by adding fixed charges to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs. Effective October 1, 1993, the Company discontinued the capitalization of interest costs into inventory.
(5)	Consolidated earnings were insufficient to cover fixed charges for the three months ended December 31, 1993, the nine months ended September 30, 1993 and the year ended December 31, 1992 by $9.1 million, $4.4 million and $5.4 million, respectively.
(6)	Reorganization costs related to the Company’s bankruptcy proceedings totaled approximately $25 million and $14.3 million for the nine-month period ended September 30, 1993 and the year ended December 31, 1992, respectively.
(7)	Earnings of NVR Financial Services, Inc. were insufficient to cover fixed charges for the year ended December 31, 1994 and the three months ended December 31, 1993 by $0.6 million and $3.7 million, respectively.
(8)	Earnings of NVR Homes, Inc. were insufficient to cover fixed charges for the three months ended December 31, 1993 by $1.5 million.
(9)	RVN, Inc. incurred no interest charges during the three months ended December 31, 1996 and the year ended December 31, 1997.
(10)	Fox Ridge Homes, Inc. (“Predecessor”) was acquired on October 31, 1997. For the ten months ended October 31, 1997, the Predecessor’s ratio of earnings to fixed charges was 4.6. For the two months ended December 31, 1997, the Successor’s ratio of earnings to fixed charges was 3.0. For the year ended December 31, 1993, the Predecessor’s ratio of earnings to fixed charges was 4.7.

DESCRIPTION OF DEBT SECURITIES

The following discussion describes certain general provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which these general provisions may apply will be set forth in the indenture or supplemental indenture under which the particular Debt Securities are issued, and will be described in a Prospectus Supplement relating to such Debt Securities. A form of the Senior Indenture (as defined herein) and a form of the Subordinated Indenture (as defined herein) under which Debt Securities may be issued have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and can be examined at the locations listed above under “Where to Obtain Additional Information.” All section references appearing in this Prospectus are to sections of each Indenture unless otherwise indicated, and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

General

The Debt Securities will be nonconvertible, unsecured general obligations of the Company and may be either senior Debt Securities (“Senior Securities”) or subordinated Debt Securities (“Subordinated Securities”). The Debt Securities will be issued under one or more indentures (the “Indentures”). Senior Securities and Subordinated Securities will be issued under separate indentures (respectively, a “Senior Indenture” and a “Subordinated Indenture”), in each case between the Company and a trustee (a “Trustee”). The Indentures will be subject to and governed by the Trust Indenture Act of 1939. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of their anticipated provisions, do not purport to be complete and are qualified in their entirety by reference to the Indentures and Debt Securities themselves.

The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described below under “—Ranking.”

A substantial portion of the Company’s operations are conducted through subsidiaries. If so provided in a Prospectus Supplement, the Debt Securities will have the benefit of guarantees from one or more of the Guarantors, all of which are direct or indirect subsidiaries of the Company. The Company’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in a guarantee. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to contractual, statutory or regulatory restrictions, which, if material, would be disclosed in the applicable Prospectus Supplement. Moreover, such payments, loans and advances would be contingent upon the earnings of the subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon liquidation or recapitalization of the subsidiaries (and the consequent right of the holders of Debt Securities to participate in those assets) will be subject to the claims of the subsidiaries’ creditors. In the event that the Company is recognized as a creditor of a subsidiary, the Company’s claims would still be subject to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that of the Debt Securities, and would be dependent primarily upon the receipt of funds from its subsidiaries.

Except as set forth in the applicable Indenture or in one or more supplemental indentures and described in an applicable Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or under authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture or in one or more supplemental indentures. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

It is expected that each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee will be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise provided in the Indenture or supplemental indenture, any action permitted to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation, the following:

(1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

(2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

(3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof;

(4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

(5) The rate or rates (which may be fixed or variable), or the method by which such rate or rates are to be determined, at which such Debt Securities will bear interest, if any;

(6) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which record dates may be determined, the persons to whom such interest will be payable, and the basis upon which interest is to be calculated if other than that of a 360-day year of twelve 30-day months;

(7) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

(8) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

(9) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(10) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(11) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts are to be determined;

(12) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default, amendments, merger, consolidation and sale or covenants set forth in the applicable Indenture;

(13) Whether such Debt Securities will be issued in certificate or book-entry form;

(14) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(15) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture and any additional or different terms on which such series of Debt Securities may be defeased;

(16) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

(17) Whether and the extent to which such Debt Securities are guaranteed by the Guarantors and the form of any such Guarantee; and

(18) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

Except as set forth in the applicable Indenture or in one or more supplemental indentures, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

“Significant Subsidiary” means any Subsidiary that is a “significant subsidiary” (within the meaning of Regulation S-X promulgated by the SEC under the Securities Act of 1933) of the Company.

“Subsidiary” means a corporation or a partnership a majority of the outstanding voting stock or partnership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more other Subsidiaries of the Company. For the purposes of this definition, “voting stock” means stock having voting power for the election of directors, or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Denomination, Interest, Registration and Transfer

Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplements. At the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security (“Defaulted Interest”) will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof is to be given to the Holder of such Debt Security not less than ten days before to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture or supplemental indenture (Section 307).

Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

Neither the Company nor any Trustee will be required to (1) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (2) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (3) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be repaid (Section 305).

Merger, Consolidation or Sale

The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (1) either the Company is the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which has received the transfer of such assets expressly assumes payment of the principal of (and premium, if any) and interest on all of the outstanding Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (2) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or a Subsidiary at the time of such transaction, no Event of Default under the Indentures or supplemental indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, will have occurred and be continuing; and (3) an officer’s certificate and legal opinion covering such conditions is to be delivered to each Trustee (Sections 801 and 803).

Certain Covenants

Existence.    Except as described above under “Merger, Consolidation or Sale,” the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (by articles of incorporation, by-laws and statute) and franchises, but the Company will not be required to preserve any right or franchise if it determines that its preservation is no longer desirable in the conduct of the Company’s business and that its loss is not disadvantageous in any material respect to the Holders of the Debt Securities.

Insurance.    The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value.

Payment of Taxes and Other Claims.    The Company will be required to pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all material taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all material lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; but the Company will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith in appropriate proceedings (Section 1007).

Additional Covenants and/or Modifications to the Covenants Described Above

Any additional covenants of the Company and/or modifications to the covenants described above with respect to any series of Debt Securities, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or supplemental indenture and described in the Prospectus Supplement relating thereto.

Guarantees

In order to enable the Company to obtain more favorable interest rates and terms with respect to Debt Securities, payment of the principal of (and any premium) and interest on offered Debt Securities may (if so specified in the applicable Prospectus Supplement) be guaranteed jointly and severally on a full and unconditional basis by one or more of the Guarantors. Each guarantee will be an unsecured obligation of the Guarantor issuing the guarantee. The ranking of any guarantees of the Debt Securities and the terms of the subordination, if any, will be set forth in the applicable Prospectus Supplement.

If specified in the applicable Prospectus Supplement, the Company’s obligations under the Debt Securities will be guaranteed by one or more of four of its subsidiaries, NVR Financial Services, Inc., NVR Homes, Inc., RVN, Inc., Fox Ridge Homes, Inc. or any other Subsidiaries of the Company (the “Guarantors”). See “The Guarantors” above.

The Indenture will provide that, in the event that any guarantee of the Debt Securities by a Guarantor would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such guarantee will be reduced to the maximum amount, after giving effect to all other contingent and other liabilities of such Guarantor permissible under the applicable fraudulent conveyance or similar law.

Events of Default, Notice and Waiver

Each Indenture will provide that the following events are “Events of Default” with respect to any series of Debt Securities issued thereunder, subject to any modifications or deletions provided in any supplemental indenture with respect to any series of Debt Securities: (1) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (2) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (3) default in making any sinking fund payment as required for any Debt Security of such series; (4) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (5) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (6) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of their property; and (7) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501).

If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). At any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, however, the Holders of not less than a majority in principal amount of the outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (1) the Company has deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (2) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (2) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby (Section 513).

Each Trustee will be required to give notice to the Holders of the applicable Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; but the Trustee may withhold notice of any default (except a default in the payment of the principal of (or premium, if any) or interest on such Debt Securities or in the payment of any sinking fund installment in respect of such Debt Securities) if specified responsible officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then outstanding under such Indenture, unless such Holders offer to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. A Trustee may refuse, however, to follow any direction that is in conflict with any law or the applicable Indenture that may involve such Trustee in personal liability or may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

Within 180 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1008).

Modification of the Indentures

Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; but no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (1) change the stated maturity of the principal of, or any installment of interest (or the premium, if any) on, any such Debt Security; (2) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy (3) change the place of payment, or the coin or currency for payment, of principal (or premium, if any) or interest on any such Debt Security; (4) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (5) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (6) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

The Holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1010).

Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (1) to evidence the succession of another person to the Company as obligor under such Indenture or to evidence the addition or release of any Guarantor in accordance with the Indenture or any Supplemental Indenture; (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (3) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (4) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (5) to change or eliminate any provisions of an Indenture, if such change or elimination becomes effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (6) to secure the Debt Securities; (7) to establish the form or terms of Debt Securities of any series; (8) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (9) to cure any ambiguity, defect or inconsistency in an Indenture, (10) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, if such action does not adversely affect the interests of the Holders of the Debt Securities of any other series in any material respect; or (11) to make any change that does not adversely affect the legal rights under an Indenture of any Holder of Debt Securities of any series issued thereunder (Section 901).

Each Indenture will provide that in determining whether the Holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (1) the principal amount of an Original Issue Discount Security that is deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (2) the principal amount of any Debt Security denominated in a foreign currency that is deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (1) above), (3) the principal amount of an indexed security that is deemed outstanding will be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security under the applicable Indenture, and (4) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor are to be disregarded.

Ranking

Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of (and premium, if any) and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal (and premium, if any) and interest on such Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal (or premium, if any) or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the Holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1602 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the right of Holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities.

Senior Debt will be defined in the Subordinated Indenture as the principal of (and premium, if any) and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (1) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (2) indebtedness of the Company evidenced by notes, debentures, or bonds or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement, (3) obligations of the Company as lessee under leases of property either made as part of a sale and leaseback transaction to which the Company is a party or otherwise, (4) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Company, (5) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (6) any binding commitment of the Company to fund a real estate investment or to fund an investment in an entity making a real estate investment, in each case other than (i) any such indebtedness, obligation or liability referred to in clauses (1) through (6) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks equally with the Subordinated Securities, (ii) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (iii) the Subordinated Securities. As used in the preceding sentence, the term “purchase money obligations” is defined to mean indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by a lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but does not include any trade accounts payable. There will not be any restrictions in an Indenture relating to Subordinated Securities upon the creation of additional Senior Debt.

If this Prospectus is being delivered in connection with a series of Subordinated Securities, the applicable Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt outstanding as of the end of the Company’s most recent fiscal quarter.

Discharge, Defeasance and Covenant Defeasance

The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

Each Indenture will provide that, if the provisions relating to defeasance and covenant defeasance are made applicable to the Debt Securities of or within any series, the Company may elect either (1) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) (“defeasance”) (Section 1402) or (2) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as described in the applicable Prospectus Supplement and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities (“covenant defeasance”) (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (defined as described below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (to the extent specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

“Government Obligations” is defined to mean securities that are (1) direct obligations of the United States of America or the government that issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government that issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and also includes a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, if (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (1) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (2) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. “Conversion Event” means the cessation of use of (1) a currency, currency unit or composite currency both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (2) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (3) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of an Event of Default other than the Event of Default described in clause (4) above in the first paragraph under the caption “Events of Default, Notice and Waiver” with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (7) above in the first paragraph under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Default. The Company would remain liable, however, to make payment of such amounts due at the time of acceleration.

The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

No Conversion Rights

None of the Debt Securities will be convertible into or exchangeable for common stock or any other securities or property of the Company or any Subsidiary.

Redemption of Securities

The Indenture provides that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the prescribed redemption price, except as may otherwise be provided in connection with any Debt Securities or series thereof.

From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

Notice of any optional redemption by the Company of any Debt Securities is required to be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days before the date fixed for redemption. The notice of redemption will be required to specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed.

If the Company elects to redeem Debt Securities, it will be required to notify the Trustee at least 45 days before the redemption date (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date. If fewer than all the Debt Securities are to be redeemed, the Trustee is required to select the Debt Securities to be redeemed pro rata, by lot or in such manner as it deems fair and appropriate.

Global Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the “Global Securities”) to be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

PLAN OF DISTRIBUTION

The Company may sell the Debt Securities to or through underwriters, and also may sell them directly to other purchasers or through agents.

The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of the Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of the Debt Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be a new issue with no established trading market. The Company may elect to list any series of Debt Securities on any securities exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

Under agreements the Company and the Guarantors may enter into, underwriters, dealers, and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Company and the Guarantors against certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company and the Guarantors in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts will be neither less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts may not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Company must have sold to such underwriters the total principal amount of such Debt Securities less the principal amount thereof covered by Contracts.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the 1997 Annual Report on Form 10-K of the Company have been so incorporated in reliance on the reports of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The legality of the securities covered by this Prospectus will be passed upon by Hogan & Hartson L.L.P., Washington, D.C., counsel to the Company and the Guarantors.